UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(F) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

BECOMING ART INC.
(Exact name of registrant as
specified in its corporate charter)

000-51125
Commission File No.

Nevada	APPLIED FOR
(State of Incorporation)	(IRS Employer Identification No.)

One Technology Drive
Building H, Irvine, California 92618
(Address of principal executive offices)

(949) 341-0050
(Issuer's telephone number)

BECOMING ART INC.

INFORMATION STATEMENT PURSUANT TO
SECTION 14(F) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

GENERAL

This Information Statement is being delivered on or about July 15, 2005 to the holders of shares of common stock, par value $.001 per share (the "Common Stock") of BECOMING ART INC., a Nevada corporation (the “Registrant”), in compliance with Section 14(F) of the Securities Exchange Act of 1934, as amended, and Rule 14F-1 thereunder.

On June 29, 2005, the Registrant, OXFORD MEDIA ACQUISITION CORP., a Delaware corporation and a wholly-owned subsidiary of Registrant (“Oxford Merger Sub”), and OXFORD MEDIA CORP., a Delaware corporation (“Oxford Corp”), entered into a definitive Agreement and Plan of Merger (“Oxford Agreement”) whereby the parties agreed that Oxford Merger Sub would merge into and with Oxford Corp and Oxford Corp would become a wholly owned subsidiary of the Registrant. As part of the Agreement, all 5,878,336 shares of Oxford Corp common stock issued and outstanding were cancelled and automatically converted into shares of Common Stock of the Registrant on a one for one basis. In a transaction related to the plan of merger, Mr. Mike Hanson and Clark McFadden agreed to forfeit and deliver their 4,000,000 and 3,000,000 shares, respectively, to the Registrant’s treasury, for the total sum and consideration of $100,000. This transaction is currently held in escrow and is not complete, pending satisfaction of certain contingencies. As a result of both transaction when complete, shareholders of Oxford Corp will own a controlling interest of the Registrant’s issued and outstanding Common Stock, as detailed in Item 2, below.

In addition, effective July 6, 2005, CBC Acquisition Corp. (“CBC Merger Sub”), a California corporation and a wholly-owned subsidiary of the Company, entered into an Agreement and Plan of Merger (the “CBC Merger Agreement”) with Creative Business Concepts, Inc., a California corporation (“CBC”) in which, among other things:

(a) CBC will acquire and assume all of the assets, business, obligations, and liabilities of CBC Merger Sub, as provided for and qualified herein;

(b) each issued and outstanding share of common stock of CBC will be converted into shares of common stock of the Company in accordance with the provisions of the CBC Merger Agreement;

(c) each issued and outstanding share of common stock of CBC Merger Sub will be converted into shares of common stock of CBC in accordance with the provisions of the CBC Merger Agreement;

(d) CBC Merger Sub will disappear and cease to be an active corporation; and

(e) CBC will become a direct, wholly-owned subsidiary of the Company.

The Oxford Agreement further provides that the Registrant’s officers and directors are to resign and that certain individuals designated in the Oxford Agreement will assume designated positions with the Registrant. The Oxford Agreement contained several conditions, including a successful due diligence investigation and approval by the appropriate controlling bodies of both companies. On June 29, 2005, these conditions were satisfied and the Registrant, Oxford Merger Sub, and Oxford Corp closed the transactions contemplated by the Oxford Agreement.

Mr. Mike Hanson and Mr. Clark McFadden have resigned as the Registrant’s sole officers. Thomas Hemingway, David Noyes, and T. Richard Hutt have been appointed as the Registrant’s new officers, assuming the positions of Chief Executive Officer, Chief Financial Officer, and Secretary, respectively, ass of and on June 29, 2005. Mr. Mike Hanson and Mr. Clark McFadden have also resigned as the Registrant’s sole directors pending effectiveness of this Information Statement, and Messrs. Hemingway and Hutt have been appointed to the board pending the effectiveness of this filing. The changes to the Registrant’s board of directors are to be effective ten days after the delivery of this Information Statement to the Registrant’s shareholders.

YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS

1. Voting Securities of the Company

Before we issued shares in conjunction with the merger as described in the Oxford Agreement, there were 9,884,550 shares of our common stock issued and outstanding. Each share entitled the holder to one vote on each matter that may have come before a meeting of the shareholders.

On June 29, 2005, following the issuance of additional shares in conjunction with the merger as described in the Oxford Agreement, there were 15,762,886 shares of our common stock issued and outstanding. Each share of common stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders. No shares have been issued pursuant to the CBC Agreement at this time but it is anticipated that an additional

2. Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information regarding the beneficial ownership of our shares of common stock on June 28, 2005, immediately prior to the merger, by: (i) each person known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock; (ii) each of our directors; (iii) each of our executive officers; and (iv) all directors and executive officers as a group. Each person named in the table, has sole voting and investment power with respect to all shares shown as beneficially owned by such person.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class
Common Stock	Michael Hanson President, Chief Executive Officer, Treasurer, Principal Accounting Officer and Director 867 West 8th Avenue Vancouver, B.C. Canada	4,000,000	40.47%
Common Stock	Clark McFadden Secretary and Director 867 West 8th Avenue Vancouver, B.C. Canada	3,000,000	30.35%
	Officers and Directors
Common Stock	All executive officers and directors as a group	7,000,000	70.82%

Both Mr. Hanson and Mr. McFadden have resigned as officers. Mr. Hanson remains as our director only until such time as this Information Statement becomes effective.

The following table sets forth information regarding the beneficial ownership of our shares of common stock on June 29, 2005 by: (i) each person known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock; (ii) each of our current and proposed directors; (iii) each of our executive officers; and (iv) all current and proposed directors and executive officers as a group. Each person named in the table, has sole voting and investment power with respect to all shares shown as beneficially owned by such person.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class(1)
Common Stock	Thomas Hemingway CEO and Director	1,000,000	6.34%
Common Stock	T. Richard Hutt Secretary and Director	500,000	3.17%
Common Stock	David Noyes CFO	500,000	3.17%
Common Stock	All executive officers and directors as a group (see above)	9,000,000(2)	57.10%

1 Based on 15,762,886 shares outstanding.
2 This includes 7 million shares held by prior officers and directors which are still outstanding.

3. Changes in Control

As described above, on June 29, 2005, the Oxford Agreement closed and the Registrant issued 5,878,336 shares of Common Stock (approximately 37.3% of the total outstanding shares of the Registrant’s Common Stock) to the shareholders of Oxford Corp as contemplated by the Oxford Agreement. As a result, Oxford Corp became a wholly-owned subsidiary of the Registrant.

The consideration for the Common Stock was the common stock of Oxford Corp the Registrant acquired in exchange. The exchange for the shares of Common Stock was consummated on June 29, 2005 and with the planned cancellation and return of the 7 million shares held by Mr. Hanson and Mr. McFadden, Oxford Corp may be considered to "control" the Registrant going forward.

Mr. Hanson and Mr. McFadden have resigned as the Registrant’s sole officers and directors pending effectiveness of this Information Statement. Mr. Thomas Hemingway and T. Richard Hutt have been appointed as the Registrant’s new board. The changes to the Registrant’s board of directors are to be effective ten days after the delivery of this Information Statement to the Registrant’s shareholders, estimated to be on or about July 25, 2005.

4. Directors and Executive Officers

The following tables set forth information regarding the Registrant’s current executive officers and directors and the proposed executive officers and directors of the Registrant:

Current Executive Officers and Directors:

Name	Age	Position with Registrant

Mike Hanson	42	Director
Clark McFadden	40	Director
Thomas Hemingway	48	President, Chief Executive Officer
T. Richard Hutt	65	Secretary
David Noyes	62	Chief Financial Officer

Proposed Directors:

Name	Age	Proposed Position with Registrant

Thomas Hemingway	48	Director

T. Richard Hutt	65	Director

Set forth below is a brief description of the background and business experience of each of our existing and proposed directors and our executive officers for the past five years.

Mr. Michael Hanson: has acted as our President and as a director since our incorporation. From April 2003 to October 2003, he devoted his business time to personal research of the art reproduction business. From August 1999 to April 2003, Mr. Hanson acted as vice-president and chief operations officer for Surforama.com Portal Services, Inc., an Internet technology company that specialized in custom online website development and classified advertising. Mr. Hanson acted as chief operating officer of Cry-Tel Telecommunications, Inc. from 1998 to 1999, a long distance telephone company specializing in the North American and European marketing and deployment of Internet Protocol telephony products and services which allowed users to make long distance telephone calls using the internet. He also acted as Vice-President of Marketing for Canada Telecom Network Inc. from 1996 to 1998. From 1987 to 1994, Mr. Hanson was employed as vice-president of operations with Prestige Advertising Services Ltd., a private promotional advertising company. Mr. Hanson devotes 100% of his business time to our affairs.

Mr. Clark McFadden: has acted as our Secretary and as a director since our incorporation. For the past eight years, he has acted as a consultant that supplies replacement value assessments and loss control reporting services to insurance companies. Mr. McFadden devotes 75% of his business time to our affairs.

Thomas Hemingway - Director, Chairman, and CEO. Mr. Hemingway became the Chief Executive Officer and Chairman of Oxford Corp on October 1, 1999. On August 5, 1998, Mr. Hemingway became the Chief Executive Officer and Chairman of the Mergence Corporation pursuant to the Agreement and Plan of Share Exchange among the Oxford Corp, Intermark Corporation, a California corporation (“Intermark”), and Intermark’s security holders upon the consummation of that transaction. A co-founder of Intermark, from October 1995 to the present Mr. Hemingway served as Chief Executive Officer and in other senior management positions at Intermark, a software publishing, sales and marketing company.

T. Richard Hutt - Director, Secretary. Mr. Hutt was elected to the Board of Directors of Oxford Corp on October 1, 1999. In August 1998, Mr. Hutt became a Vice President and the Secretary of Mergence Corporation pursuant to the Agreement and Plan of Share Exchange among the Company, Intermark, and Intermark’s security holders. A co-founder of Intermark, from October 1995 to the present Mr. Hutt has served as Vice President of Sales and Secretary of Intermark.

David Noyes - Chief Financial Officer. Mr. Noyes became the Chief Financial Officer of Oxford Corp in August 2004. Mr. Noyes is also currently Managing Director of Monarch Capital Resources, LLC, a business-consulting firm. In addition he was Chief Financial Officer of Interchange Corporation from January 2001 through January 2003 and Mergence Corporation from September 1999 through November 2000. He also was a Chief Executive Officer and Chief Financial Officer and Director of American Furnishings Corp. and California Mattress, President, Chief Financial Officer and Director of California Software Products, Inc. and Director and Chief Financial Officer of Griswold Industries. He is a Certified Public Accountant with a MBA and a BS from UCLA.

Term of Office

Our Directors are appointed for a one-year term to hold office until the next annual general meeting of our shareholders, until they resign or until removed from office in accordance with our bylaws. Our officers are appointed by our board of directors and hold office until removed by the board.

Significant Employees

The Company does not have any significant employees other than its Chief Executive Officer and Chief Financial Officer.

Family Relationships

There are no family relationships among our directors or officers.

Committees

The Company does not have any committees that are designated to act or report to the board of directors. There has been no need to delegate functions to committees with audit, nominating, or compensation functions since the Company was not engaged in any business activity to justify the effort and expense of creating and maintaining these committees until the recent consummation of this merger.

Director Participation in Nominations

Prior to resigning as director for the Company, Mr. Mike Hanson appointed the new board to succeed him until an annual meeting of the shareholders could be held to elect directors.

Since there is no independent nominating committee, for reasons described in the previous section, Messrs. Hemingway and Hutt will be offering themselves as nominees for directors to be determined at the next annual meeting.

Meetings of the Board of Directors During fiscal year ended November 30, 2004

Because there were only two directors during the last fiscal year, namely, Mr. Mike Hanson and Mr. Clark McFadden, and the fact that the Company was just starting operations, the Company did not hold any formal meetings for the fiscal year ended November 30, 2004. Business necessitating a meeting has been conducted without taking a meeting upon written consent of the board of directors.

Communications to the Board

As provided in our Bylaws, shareholders may communicate with the board of directors by sending notice in the following manner: in writing or by facsimile, telex or telegram, either personally served or sent to such address as such director shall have filed in writing with the Nevada Secretary of State, or, in the absence of such filing, to the last known post office address of such director.

5.  Legal Proceedings Involving Directors and Executive Officers

The Registrant is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Registrant, or any affiliate of any such director, officer, affiliate of the Registrant, or security holder, is a party adverse to the Registrant or has a material interest adverse to the Registrant.

6. Certain Relationships and Related Transactions

Except as disclosed herein, none of the Registrant’s directors or officers, nor any proposed director, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all of the Registrant’s outstanding shares, nor any promoter, nor any relative or spouse of any of the foregoing persons has any material interest, direct or indirect, in any transaction since the Registrant’s incorporation or in any presently proposed transaction which, in either case, has or will materially affect us.

None

The Registrant’s current and proposed directors and management are involved in other business activities and may, in the future become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Registrant’s business and their other business interests. In the event that a conflict of interest arises at a meeting of our directors, a director who has such a conflict is required to disclose his interest in the proposed transaction and abstain from voting for or against the approval of such transaction.

7.  Compliance with Section 16(a) Of the Securities Exchange Act Of 1934

The following persons have failed to file, on a timely basis, the identified reports required by section 16(a) of the Exchange Act during the most recent fiscal year.

Name and principal position	Number of late Reports	Transactions not timely Reported	Known failures to file a required Form

Mike Hanson President, Chief Executive Officer, Treasurer, Principal Accounting Officer and Director	0	0	1

Clark McFadden Secretary and Director	0	0	1

None of the Company’s current officers were officers during the most recent past fiscal year.

8. Executive Compensation

The table below summarizes all compensation awarded to, earned by, or paid to the Registrant’s executive officers by any person for all services rendered in all capacities to the Registrant for the three most recent fiscal years.

		Annual Compensation				Long Term Compensation
Name	Title	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Awarded ($)	Options/ SARs (#)	LTIP Payouts ($)	All Other Compensation ($)
Mike Hanson	Director, former President, CEO, and Principal Accounting Officer	2003 2004	0	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0
Clark McFadden	Former CFO	2003 2004	0	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0	0 0 0

Incentive Stock Options

There have been no stock options issued to any officers or directors.

Dated:  July 8, 2005                                     By Order of the Board of Directors
                                                                       BECOMING ART INC.

                                                                       /s/ Thomas Hemingway
                                                                             Thomas Hemingway, CEO